Filed Pursuant to Rule 433
Registration Statement No. 333-275898

•	CUSIP: 78017FRQ8
•	Trade Date: April 25, 2024
•	Settlement Date: April 30, 2024
•	Valuation Date: April 25, 2029
•	Maturity Date: April 30, 2029
•	Term: 5 years
•	Reference Asset: Solactive Equal Weight U.S. Blue Chip Select AR Index (“SOLUSBCA”)
•	Participation Rate: 125%
•	Minimum Payment: $1,000 per $1,000 in principal amount
•	Percentage Change of the Reference Asset:
•	If the Final Level of the Reference Asset is greater than the Initial Level, the investor will receive a return based on the Percentage Change multiplied by the Participation Rate.
•	Return of principal amount only if the Final Level of the Reference Asset is less than or equal to the Initial Level.
•	The notes are subject to Royal Bank of Canada’s credit risk.
•	The notes do not pay interest.
•	Your notes are likely to have limited liquidity.
•	Your potential payment at maturity is limited.
•	Please see the following page for important risk factor information.
•	We intend to take the position that the notes will be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments for U.S. federal income tax purposes.
DETERMINING PAYMENT AT MATURITY

Additional Key Information:
This document is a summary of the preliminary terms of an equity linked note that Royal Bank of Canada will issue.  It does not contain all of the material terms of, or risks related to, these notes. You should read the preliminary terms supplement for the notes and the documents described below before investing. In addition, you should consult your accounting, legal and tax advisors before investing.  The preliminary terms supplement for this offering will be provided to you prior to your investment decision, and it may also be accessed here: https://www.sec.gov/Archives/edgar/data/1000275/000114036124016724/ef20025550_424b2.htm
The notes are not bail-inable notes under the Canada Deposit Insurance Corporation Act.
You should review the preliminary terms supplement carefully prior to investing in the notes.  In particular, you should carefully review the relevant risk factors set forth therein, including, but not limited to, the following:
•	You May Not Earn a Positive Return on Your Investment.
•	The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity.
•	Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes.
•	You Will Be Required to Include Income on the Notes Over Their Term Based Upon a Comparable Yield, Even Though You Will Not Receive Any Payments Until Maturity.
•	There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses.
•	The Initial Estimated Value of the Notes Will Be Less than the Price to the Public.
•	The Initial Estimated Value of the Notes that We Will Provide in the Final Pricing Supplement Will Be an Estimate Only, Calculated as of the Time the Terms of the Notes Are Set.
•	Our Business Activities May Create Conflicts of Interest.
•	The Reference Asset Has a Limited Operating History and May Perform in Unanticipated Ways.
•	The Reference Asset Is Subject to an Adjustment Factor That Will Adversely Affect the Reference Asset Performance.
•	Any Potential Benefit From the Gross Total Return Feature of the Underlying Index Will Be Reduced by the Adjustment Factor Applied to the Reference Asset.
•	Dividends and Distributions of the Underlying Index Constituents May Vary When Compared to Historical Levels.
•	The Underlying Index Constituents Are Not Expected to Change During the Term of the Notes, and Are Limited in Number.
•	There Is No Guarantee That the Index Methodology Will Be Successful.
•	Owning the Notes Is Not the Same as Owning the Underlying Index Constituents.
•	You Will Not Have Any Rights to the Securities Included in the Reference Asset.
•	The Payments on the Notes Are Subject to Postponement Due to Market Disruption Events and Adjustments.
The Index Sponsor and the Bank have entered into a license agreement providing the Bank, in exchange for a fee, with the right to use the Reference Asset in connection with the Notes. The Index Sponsor does not guarantee the accuracy or completeness of the Reference Asset or the Underlying Index, any data included therein, or any data from which it is derived, and the Index Sponsor has no liability for any errors, omissions, or interruptions therein. The Index Sponsor does not make any warranty, express or implied, as to results to be obtained from use of information provided by the Index Sponsor in respect of the Reference Asset or the Underlying Index and the Index Sponsor expressly disclaims all warranties of suitability with respect thereto. The Reference Asset and the Underlying Index are calculated by the Index Sponsor. The Notes are not sponsored, promoted, sold or supported in any other manner by the Index Sponsor nor does the Index Sponsor offer any express or implicit guarantee or assurance either with regard to the results of using the Reference Asset and/or Underlying Index trade mark or the closing level at any time or in any other respect. The Reference Asset and the Underlying Index are calculated and published by the Index Sponsor. The Index Sponsor uses its best efforts to ensure that the Reference Asset and the Underlying Index are calculated correctly. Irrespective of its obligations towards Royal Bank of Canada, the Index Sponsor has no obligation to point out errors in the Reference Asset or the Underlying Index to third parties including but not limited to investors and/or financial intermediaries of the Notes. Neither publication of the Reference Asset or the Underlying Index by the Index Sponsor nor the use of the Reference Asset or the Reference Asset trade marks for the purpose of use in connection with the Notes constitutes a recommendation by the Index Sponsor to invest capital in the Notes nor does it in any way represent an assurance or opinion of the Index Sponsor with regard to any investment in the Notes. The name “Solactive” is a registered trademark of the Index Sponsor. The Index Sponsor is registered with and regulated by the German Federal Financial Supervisory Authority.
RBC Capital Markets is the global brand name for the capital markets business of Royal Bank of Canada and its affiliates, including RBC Capital Markets, LLC (member FINRA, NYSE and SIPC); RBC Dominion Securities Inc. (member IIROC and CIPF); Royal Bank of Canada - Sydney Branch (ABN 86 076 940 880); RBC Capital Markets (Hong Kong) Limited (regulated by the Securities and Futures Commission of Hong Kong and the Hong Kong Monetary Authority) and RBC Europe Limited (authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and Prudential Regulation Authority.) ® Registered trademark of Royal Bank of Canada. Used under license. All rights reserved.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-877-688-2301.